UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BURGER KING HOLDINGS, INC.
(Name of Subject Company)

BURGER KING HOLDINGS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

121208201
(CUSIP Number of Class of Securities)

Anne Chwat, Esq.
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Kara L. MacCullough, Esq. Laurie L. Green, Esq. Holland & Knight LLP 701 Brickell Avenue, Suite 3000 Miami, FL 33131 (305) 374-8500	Eileen T. Nugent, Esq. Richard J. Grossman, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is the transcript of a voicemail recorded by John W. Chidsey, Chief Executive Officer and Chairman of the Board of Burger King Holdings, Inc. (the “Company”), and sent to the Company’s employees and franchisees worldwide on September 10, 2010.
Notice to Investors
The tender offer for the outstanding common stock of the Company referred to in this voicemail has not yet commenced. This voicemail is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that 3G Capital intends to file with the Securities and Exchange Commission. At the time the offer is commenced, 3G Capital will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by 3G Capital by Bernardo Piquet at 600 Third Avenue, 37th Floor, New York, New York, 10016, telephone number (212) 893-6727. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting the Company Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number 305-378-7696 or investor@whopper.com.
Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company would file a proxy statement with the Securities and Exchange Commission. Additionally, the Company would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of the Company by 3G Capital pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Blue Acquisition Holding Corporation, a Delaware corporation and 3G Capital, a wholly-owned subsidiary of Blue Acquisition Holding Corporation. The materials to be filed by the Company with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and stockholders also may obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number 305-378-7696 or investor@whopper.com. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.
The Company and its respective directors, executive officers and other members of their management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2009 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding the Company directors and executive officers is also included in the Company’s proxy statement for its 2009 annual meeting of stockholders and is included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 containing Part III information.

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Hello,
this is John Chidsey,
and today is Friday,
September 10.
Following last week’s announcement
I, along with members of our executive team,
continue to work on the agreement
we have entered into with 3G Capital.
As mentioned,
the BURGER KING® brand
is one of the most recognizable
and respected brand names in the world,
and we are pleased that 3G Capital recognizes
the value we have created in revitalizing the brand
and enhancing operations
over the past seven years.
3G Capital,
which has a strong track record of long-term investments
in global consumer brands
and retail companies,
will serve to further strengthen our Company.
They have a great respect for the BURGER KING® brand
and the strong business that our management,
employees and franchisees have built.
3G Capital believes our solid franchisee network
and great product offerings
make this a perfect fit for their portfolio.

Pending the agreement,
they look forward to working together with us
and have committed to maintaining the superior guest experience the BURGER KING® system is known for around the world.
(PAUSE)
As you have heard,
we’re shaking up the QSR breakfast battle
with the unveiling of our brand’s
largest menu expansion ever
in the U.S. and Canada.
Our nine new Breakfast Menu items,
including premium platters
and savory sandwiches
to fresh-baked Mini Blueberry Biscuits
and Seattle’s Best Coffee®,
will have consumers heading
to their neighborhood BK® restaurant
for breakfast.
We’re recognized for our superior burgers,
and given the quality,
variety
and value on our new menu,
we’re confident guests will know
and love us for breakfast as well.
This BREAKFAST REVOLUTION™ has been a
true collaboration among BKC’s Marketing,
Operations
and Training teams.

Thank you for your hard work.
I believe this enhanced platform
will help drive traffic into our restaurants in F’11.
(PAUSE)
Over in the Asia Pacific,
Julio Ramirez and Natalia Franco
were in Singapore to attend the
APAC Business Information meeting.
Peter Tan,
Atul Sharma and their teams
were pleased with the attendance,
setting a new record of over 300 franchisees,
vendors
and employees in attendance.
The meeting “fueled the flame”
with Marketing,
OPS and development updates
and best practices
from APAC and
Miami RSC leaders
as well as Franchisees.
The four day event included
a new product tasting,
supplier exhibition,
market tour
and an awards and recognition presentation.

Franchisee of the year went to the Korean team
headed by Mr. J.S. Yoo.
While in APAC,
Julio and Natalia visited the Shanghai company market
with our General Manager Jonathan Shih and his team —
who continue to push for aggressive growth
in several parts of China.
APAC has had 44 continuous months
of positive sales comps.
A large part of the sales growth during the tough times
has been their “Relentless focus on Affordability and Value.”
Keep up the great work.
(PAUSE)
In closing,
I will continue to bring you the latest updates
on the global BURGER KING® brand and business.
As always,
thank you for your ongoing commitment
to drive the brand forward.

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